Wells Fargo Advantage Municipal Money Market Fund

Effective at the close of business on July 09, 2010, the Fund, which is the legal survivor, acquired the net assets of Evergreen Municipal Money Market Fund, the accounting and performance survivor. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Municipal Money Market Fund. Shareholders holding Class A, Class S and Class I shares of Evergreen Municipal Money Market Fund received Class A, Sweep Class and Service Class, respectively, of the Fund in the reorganization. The exchange ratio and number of shares issued to the Evergreen Municipal Money Market Fund were as follows:

Acquired Fund	Value of Net Assets Acquired	Exchange Ratio	Number of Shares Issued
Evergreen Municipal	$3,669,614,294	1.00	133,242,290 Class A
Money Market Fund		1.00	3,408,031,308 Sweep Class
		1.00	128,556,109 Service Class

The investment portfolio of the Fund with a fair value of $345,316,204 and amortized cost of $345,316,204 at July 9, 2010 were the principal assets acquired by the accounting and performance survivor. The shares and net assets of the Fund immediately prior to the acquisition were 346,040,015 shares and $346,037,780. The aggregate net assets of Evergreen Municipal Money Market Fund immediately prior to the acquisition was $3,669,614,294. The aggregate net assets of the Fund immediately after the acquisition were $4,015,652,074. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from the Fund was carried forward to align ongoing reporting the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed February 1, 2010, the beginning of the annual reporting period for the Fund, the Fund's pro forma results of operations for the six months ended July 31, 2010 would have been:

Net investment income	$ 25,775
Net realized and unrealized gains on investments	$91,060
Net increase in net assets resulting from operations	$116,835

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Fund that have been included in the Statement of Operations since July 19, 2010.